Exhibit 99.1

For immediate release

NuRAN Wireless Announces Creation of NuEnergy, a Solar, Storage and Hybrid Power Subsidiary

The wholly owned subsidiary is intended to own and operate NuRAN’s solar, storage and hybrid power systems across its African footprint

Quebec, QC, Canada – September 3, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today announced the creation of NuEnergy Ltd (“NuEnergy”), a wholly owned subsidiary that will own and operate the Company’s solar, storage and hybrid power systems across its African footprint. NuEnergy is intended to address one of Africa’s most persistent infrastructure gaps: the lack of reliable electricity in many rural and underserved communities.

NuEnergy is expected to provide reliable, low-cost electricity to NuRAN’s connectivity sites and its future edge compute nodes. Where practical and permitted, NuEnergy will also assess opportunities to supply power to third parties, creating potential synergies between mobile connectivity and electricity services that could strengthen both business lines and enhance the value of NuRAN’s rural infrastructure platform.

Key Points

•	NuEnergy will own and operate NuRAN’s solar, storage and hybrid power systems.
•	NuEnergy is intended to provide reliable, low-cost electricity to NuRAN’s own rural connectivity sites.
•	Combining mobile connectivity and electricity services may create a reinforcing model in which telecom demand provides a stable base load for energy assets, while electricity access supports local income growth and greater mobile usage.
•	Productive-use customers, including shops, small businesses, agricultural users, charging services and local institutions, may add daytime electricity demand, helping align the load curve with solar production.
•	NuEnergy will also evaluate possible third-party power sales where practical and permitted.
•	The structure is designed to support infrastructure-focused financing and improve capital efficiency.
•	NuRAN intends to preserve its integrated platform advantage by keeping site ownership, power and connectivity aligned within the broader group.

NuEnergy: Powering the Integrated Platform

Power is one of NuRAN’s core strengths, and NuEnergy is designed to build on that foundation. Across many African markets, demand for reliable and affordable energy remains significant, particularly in rural and underserved communities where access to grid electricity is limited, intermittent or unavailable. NuEnergy will own and operate the Company’s solar, storage and hybrid power systems across NuRAN’s African footprint, supporting the Company’s rural connectivity operations, future infrastructure initiatives and the broader development of local energy services around its sites.

By placing these energy assets in a focused subsidiary, NuRAN aims to improve capital efficiency, support infrastructure-focused financing and maintain the benefits of an integrated platform in which site ownership, power infrastructure and connectivity remain aligned within the broader NuRAN group. Management believes this combined model may support more efficient deployment and operation of infrastructure in underserved African markets.

Management believes the combination of connectivity and electricity can be a powerful, differentiated model in rural markets. In addition to powering telecom equipment, NuEnergy is expected to create opportunities for practical local energy services, including charging facilities for mobile phones and other small devices used by households, merchants and community institutions. This recharging capacity may help remove a key barrier to mobile adoption and usage in off-grid areas: the ability for users to keep devices powered consistently. As local populations gain more dependable access to charging, NuRAN expects this may support higher call volumes, data usage, mobile-money activity and other digital services over time, thereby reinforcing the economics of the Company’s rural connectivity sites.

The model may be further strengthened by productive-use customers that consume power during the day, such as small businesses, agricultural users, charging services and local institutions. This daytime demand can better match the production profile of solar power systems, improving asset utilization and supporting more attractive economics for rural energy infrastructure.

Management Comment

“NuEnergy gives our solar, storage and hybrid power systems a dedicated platform of their own,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “Reliable power is central to rural connectivity, but we also believe the reverse is true: connectivity can help make rural energy more bankable. Telecom demand is remarkably resilient and can provide a stable base load for our energy assets, while electricity access can support local incomes and, over time, increase demand for mobile services. By combining power and connectivity, we see an opportunity to create a stronger, more investable infrastructure model for underserved communities.”

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation through NuEnergy, its wholly owned subsidiary focused on owning and operating the Company’s solar, storage and hybrid power systems across its African footprint.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar words.

Forward-looking statements in this news release include, without limitation, statements regarding: the establishment, structure, activities and expected benefits of NuEnergy; the transfer, ownership and operation of solar, storage and hybrid power systems by NuEnergy; the ability to provide reliable, low-cost electricity; possible third-party power sales; the ability to improve capital efficiency, attract infrastructure-focused financing and preserve an integrated platform advantage; future partnerships, customer demand, commercial agreements, financing, deployments, capacity and revenue; and the Company’s business model, infrastructure platform and growth strategy.

These forward-looking statements are based on management’s current beliefs, expectations, estimates, assumptions and plans as of the date of this news release. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied. Such risks include, without limitation: the Company’s ability to obtain sufficient financing and working capital; the early-stage nature of the NuEnergy strategy; execution, integration and field-deployment risks; delays, cost increases or changes in scope; the availability and performance of energy systems and connectivity; customer demand and the ability to enter into agreements on acceptable terms; the performance of mobile network operators, technology partners, suppliers, lenders, governments and other counterparties; regulatory, permitting, political, security, currency and energy risks in African markets; supply chain and logistics risks; competition; network uptime and operational risks; the ability to complete contracted sites; capital-markets conditions; Nasdaq and other exchange-compliance risks; and general economic, market, industry and business conditions. There can be no assurance that NuEnergy will achieve its intended benefits, that third-party power sales will occur, or that any expected commercial, financing or operating benefits will be realized.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 40-F and its reports furnished on Form 6-K, as applicable, and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.